SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 7, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan, 2-1, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Revised forecast of consolidated business results under Japanese GAAP for the six months ended September 30, 2005.

2.	Announcement regarding share repurchases from the market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

November 7, 2005	By:	/S/ TAKASHI ITO
General Manager, Corporate Legal Department

Item 1

(English translation)

November 7, 2005

Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Revised forecast of consolidated business results under Japanese GAAP for the six months ended September 30, 2005

Millea Holdings, Inc. (the “Company”) hereby announces that it has revised the original forecast of consolidated business results for the six months ended September 30, 2005 as follows.

1. Revised forecast of consolidated business results of the Company for the six months ended September 30, 2005

(Unit: Billion yen, %)

	Ordinary income	Ordinary profit	Net income
Original forecast (A) (*1)	1,400	75	35
Revised forecast (B)	1,580	80	38
Difference (B)-(A)	180	5	3
Rate of increase/decrease	12.9%	6.7%	8.6%
(Reference) Actual results for the six months ended September 30, 2004	1,390.3	7.9	- 7.1

(*1)	Announced on May 27, 2005.

2. Reasons for the revisions

The revisions are made in particular as a result of an increase in ordinary income, which is primarily due to a significant increase in the amount of life insurance premium of Tokio Marine & Nichido Financial Life Insurance Co., Ltd. as a result of strong sales of individual annuity insurance.

We intend to announce the forecast of consolidated business results of the Company for the year ending March 31, 2006 on November 22, 2005, together with the results for the six months ended September 30, 2005.

For further information, please contact:

Kenji Tanaka

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3212

Noriaki Tashimo

Group Leader

Corporate Accounting Dept.

Phone: 03-6212-3344

Item 2

(English translation)

November 7, 2005

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding share repurchases from the market

Millea Holdings, Inc. announced that pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code and the resolution of its board of directors dated October 11, 2005, it has repurchased its own shares from the market as detailed below.

(a)	Period in which repurchases were made:

From October 12, 2005 through October 31, 2005.

(b)	Number of shares repurchased:

2,826 shares.

(c)	Aggregate purchase price of shares:

5,590,470,000 yen.

(d)	Method of repurchase:

Purchased through the Tokyo Stock Exchange.

(For reference)

1.	Details of the resolution made at the meeting of the board of directors held on October 11, 2005 are as follows.

(a)	Class of shares to be repurchased:

Common stock of Millea Holdings, Inc.

(b)	Aggregate number of shares to be repurchased:

Up to 16,000 shares.

(Approximately 0.9% of total issued shares.)

(c)	Aggregate purchase price of shares:

Up to 22.8 billion yen.

(d)	Period in which repurchases may be made:

From October 12, 2005 through January 13, 2006.

2.	Details of the share repurchases made pursuant to the resolutions of the board of directors since July 1, 2005 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code

(a)	Aggregate number of shares repurchased: 18,460 shares.

                                                 (Approximately 1.1% of total issued shares.)

(b)	Aggregate purchase price of shares: 30,388,130,000 yen.

For further information, please contact:

Shuji Asano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3212